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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-22903				October 31, 2023
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

J.P. Morgan Exchange-Traded Fund Trust
4. Address of principal executive office (number, street, city, state, zip code):

277 Park Avenue, New York, NY 10172

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

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Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the funds listed in Appendix A (each a separate series of J.P. Morgan Exchange-Traded Fund Trust) (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2023, and from October 4, 2023 through October 31, 2023.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2023, and from October 4, 2023 through October 31, 2023, with respect to securities reflected in the investment accounts of the Funds.

J.P. Morgan Exchange-Traded Fund Trust

By:	/s/ Mr. Frederick Cavaliere
Mr. Frederick Cavaliere Assistant Treasurer

April 15, 2024
Date

Appendix A

J.P. Morgan Exchange-Traded Fund Trust

Fund Name

JPMorgan Diversified Return International Equity ETF

JPMorgan Diversified Return Emerging Markets Equity ETF

JPMorgan Diversified Return U.S. Equity ETF

JPMorgan Diversified Return U.S. Mid Cap Equity ETF

JPMorgan Diversified Return U.S. Small Cap Equity ETF

JPMorgan U.S. Momentum Factor ETF

JPMorgan U.S. Quality Factor ETF

JPMorgan U.S. Value Factor ETF

JPMorgan BetaBuilders Europe ETF

JPMorgan BetaBuilders Japan ETF

JPMorgan BetaBuilders Developed Asia Pacific ex-Japan ETF

JPMorgan BetaBuilders Canada ETF

JPMorgan BetaBuilders U.S. Equity ETF

JPMorgan BetaBuilders International Equity ETF

JPMorgan BetaBuilders U.S. Mid Cap Equity ETF

JPMorgan International Growth ETF

JPMorgan Carbon Transition U.S. Equity ETF

JPMorgan BetaBuilders U.S. Small Cap Equity ETF

JPMorgan ActiveBuilders Emerging Markets Equity ETF

JPMorgan Climate Change Solutions ETF

JPMorgan International Research Enhanced Equity ETF

JPMorgan Sustainable Infrastructure ETF

JPMorgan Social Advancement ETF

JPMorgan Sustainable Consumption ETF

JP Morgan Active China ETF

JP Morgan BetaBuilders Emerging Markets Equity ETF

JPMorgan Global Select Equity ETF

JPMorgan International Value ETF

JPMorgan Hedged Equity Laddered Overlay ETF

Report of Independent Accountants

To the Board of Trustees of J.P. Morgan Exchange-Traded Fund Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each fund listed in Appendix A (each a separate series of J.P. Morgan Exchange-Traded Fund Trust) (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of October 31, 2023. The Funds’ management is responsible for its assertion and the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2023, and with respect to agreement of security purchases and sales, for the period from October 4, 2023 (the date of our last examination) through October 31, 2023:

•	Reconciliation of all securities shown on the books and records of the Funds to the statements from J.P. Morgan Chase Bank, N.A. (the “Custodian”);

•

Count and inspection of all securities located in the vault of the Custodian at 780 Delta Dr., Monroe, LA, 71203 without prior notice to management or where inspection could not be performed, application of alternative procedures;

•

Confirmation of all securities of the Funds held at the Depository Trust Company and the Euronext Securities Copenhagen (the “depositories”) in book entry form and review of the reconciliation procedures performed by the Custodian at an omnibus level between the depository and the books and records of the Custodian;

•

Confirmation of security positions held by the Custodian at foreign sub-custodians and review of the reconciliation procedures performed by the Custodian at an omnibus level between the foreign sub-custodians and the books and records of the Custodian; and

•

Agreement of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Funds to broker confirmations or, where broker replies were not received, the application of alternative procedures.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management’s assertion that the Funds listed in Appendix A complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2023 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of J.P. Morgan Exchange-Traded Fund Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/ PricewaterhouseCoopers LLP

New York, New York

April 15, 2024

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Appendix A

J.P. Morgan Exchange-Traded Fund Trust

Fund Name

JPMorgan Diversified Return International Equity ETF

JPMorgan Diversified Return Emerging Markets Equity ETF

JPMorgan Diversified Return U.S. Equity ETF

JPMorgan Diversified Return U.S. Mid Cap Equity ETF

JPMorgan Diversified Return U.S. Small Cap Equity ETF

JPMorgan U.S. Momentum Factor ETF

JPMorgan U.S. Quality Factor ETF

JPMorgan U.S. Value Factor ETF

JPMorgan BetaBuilders Europe ETF

JPMorgan BetaBuilders Japan ETF

JPMorgan BetaBuilders Developed Asia Pacific ex-Japan ETF

JPMorgan BetaBuilders Canada ETF

JPMorgan BetaBuilders U.S. Equity ETF

JPMorgan BetaBuilders International Equity ETF

JPMorgan BetaBuilders U.S. Mid Cap Equity ETF

JPMorgan International Growth ETF

JPMorgan Carbon Transition U.S. Equity ETF

JPMorgan BetaBuilders U.S. Small Cap Equity ETF

JPMorgan ActiveBuilders Emerging Markets Equity ETF

JPMorgan Climate Change Solutions ETF

JPMorgan International Research Enhanced Equity ETF

JPMorgan Sustainable Infrastructure ETF

JPMorgan Social Advancement ETF

JPMorgan Sustainable Consumption ETF

JPMorgan Active China ETF

JPMorgan Emerging Markets Equity ETF

JPMorgan Global Select Equity ETF

JPMorgan International Value ETF

JPMorgan Hedged Equity Laddered Overlay ETF

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